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                                                                     Exhibit (i)
                                  Ropes & Gray
                              One Franklin Square
                      1301 K Street, N.W., Suite 800 East
                             Washington, D.C. 20005
                                 (202) 626-3900

                  WRITER'S DIRECT DIAL NUMBER:  (202) 626-3907


                                 July 20, 1999



Huntington VA Funds
41 South High Street
Columbus, Ohio 43287

Ladies and Gentlemen:

     You have informed us that you propose to register under the Securities Act of 1933, as amended (the "1933 Act") and offer and sell from time to time shares of beneficial interest of the Huntington VA Funds ("Shares"), at not less than "net asset value" as defined in your Declaration of Trust.

     We have examined your Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts and the Clerk of the City of Boston and are familiar with the action taken by your Trustee to authorize the issue and sale of certain Shares to Hartford Life Insurance Company ("Hartford"). We have also examined a copy of your Bylaws and such other documents, receipts and records as we have deemed necessary for the purpose of this opinion.

     Based upon the foregoing, we are of the opinion that:

     1. The beneficial interest in the Huntington VA Funds is divided into an unlimited number of shares of beneficial interest, with no par value per share.

     2. The issue and sale of the authorized but unissued Shares of the Huntington VA Income Equity Fund and the Huntington VA Growth Fund have been duly authorized under Massachusetts law. Under the original issue and sale of your authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the net asset value of the Shares established and in force at the time of their sale, the Shares issued will be validly issued, fully paid and nonassessable.
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Ropes & Gray


     3. The Shares when issued and sold to Hartford will be validly issued, fully paid, and nonassessable.

     The Huntington VA Funds is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust provides for indemnification out of the property of a particular series of Shares for all loss and expenses of any shareholder of that series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that series of Shares itself would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with registering an indefinite number of Shares of beneficial interest of the Huntington VA Funds for offering and sale pursuant to the 1933 Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A relating to such offer and sale.

                              Very truly yours,

                              /s/ Ropes & Gray

                              Ropes & Gray